Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: CapStar Financial Holdings, Inc.
Commission File No.: 001-37886
Date: January 23, 2024

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of CapStar Financial Holdings, Inc. (“CapStar”) are from the transcript of a conference call held by executive officers of Old National on January 23, 2024, in connection with Old National’s announcement of its financial results for the quarter and full year ended December 31, 2023.

Excerpts from the slide presentation used on the conference call which relate to the pending acquisition were filed on January 23, 2024 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Presentation:

James C. Ryan, III, Old National Bancorp Chief Executive Officer

While many in our industry spent the year on defense, we remained on the offense by continuing to invest in new client-facing and key support talent and being ready and opportunistic for acquisitions, as evidenced by our recently announced CapStar Bank partnership, which will expand our franchise to the highly dynamic markets of Nashville, broader Tennessee, and Asheville, NC. I will share more details about our progress with this strategic partnership later in my comments.

… Returning to our CapStar partnership, we have filed our regulatory applications and announced an additional $1.2 billion investment in Tennessee as part of our existing Community Growth Plan. As we spend time with our new team members, we are even more excited about our partnership. Our existing team in Nashville was already off to a great start and we are seeing many new client acquisition opportunities from that team, which will only build as we close on our partnership. We still expect to close in the first half of the year.

Brendon B. Falconer, Old National Bancorp Chief Executive Officer

Referencing Slide 16… Lastly, we assume the closing of our CapStar partnership at the end of Q2.

Slide 17 includes thoughts on our outlook for the remaining items for first quarter and full year 2024, all guidance assumes CapStar closes at the end of Q2.

Question and Answer:

Q: Jon Arfstrom, RBC Capital Markets
… and then if I can add just one more, Jim, anything CapStar? Anything new to report or updates? You put out a date, I know that’s difficult, but just confidence level in putting that date out for a close.
A: James C. Ryan, III
We feel really good where we stand today both in terms of the people and client opportunities. Every time we are with our team members, both our existing team members and our new team members, we just feel really good about the opportunities. And I do think that some of that growth that we’re going to experience is going to come from out of places like Nashville, Detroit, Kansas City, St. Louis. We’ve got new team members we’ve hired in the last handful of years that continue to execute these opportunities for us that just weren’t available to us in the past. And with respect to the regulatory applications, we feel really good about that, we’re in constant dialogue with the regulators, we obviously announced our addendum to our existing community growth plan which we thought was an important step as part of the process to get to the finish line here, so it’s hard to always predict when you’re going to get approval for these things, but nonetheless, we feel really good about where we stand at this point in time, and more importantly, I just think Nashville, Tennessee, the Asheville location, will continue to represent a great opportunity for us to grow and probably contribute in the future in a much more meaningful level than even a typical partnership of this size would contribute.

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Forward-Looking Statements

These materials contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the SEC, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "outlook," "plan," "potential," "predict," "should," and "will," and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements, including, but not limited to: competition; government legislation, regulations and policies; the ability of Old National to execute its business plan; unanticipated changes in our liquidity position, including but not limited to changes in our access to sources of liquidity and capital to address our liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with our business; our ability to successfully manage our credit risk and the sufficiency of our allowance for credit losses; the ability to complete, or any delays in completing, the pending merger (the “Merger”) between Old National and CapStar Financial Holdings, Inc. (“CapStar”), including the ability of CapStar to obtain the necessary approval by its shareholders, the ability of Old National and CapStar to obtain required governmental approvals of the Merger and the ability to satisfy all of the closing conditions in the definitive merger agreement; the expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the Merger; the potential impact of future business combinations on our performance and financial condition, including our ability to successfully integrate the businesses and the success of revenue-generating and cost reduction initiatives; failure or circumvention of our internal controls; operational risks or risk management failures by us or critical third parties, including without limitation with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of our information systems; computer hacking and other cybersecurity threats; the effects of climate change on Old National and its customers, borrowers, or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics and other infectious disease outbreaks; other matters discussed in these materials; and other factors identified in our Annual Report on Form 10-K for the year ended December 31, 2022 and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of these materials and are not guarantees of future results, performance or outcomes, and Old National does not undertake an obligation to update these forward-looking statements to reflect events or conditions after the date of these materials.
Additional Information and Where To Find It

In connection with the proposed Merger, Old National has filed with the SEC a preliminary Registration Statement on Form S-4 that includes a Proxy Statement of CapStar and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Investors and security holders, prior to making any investment or voting decision, are urged to read the registration statement and proxy statement/prospectus (and any other documents filed with the SEC in connection with the Merger or incorporated by reference into the proxy statement/prospectus) because such documents contain important information regarding the proposed merger.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by (i) Old National on its website at
https://ir.oldnational.com/financials/sec-filings/default.aspx, and (ii) CapStar on its website at
https://ir.capstarbank.com/financial-information/sec-filings.

Participants in the Solicitation

Old National, CapStar and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of CapStar in connection with the proposed Merger. Information regarding the directors and executive officers of Old National and CapStar and other persons who may be deemed participants in the solicitation of the shareholders of CapStar in connection with the proposed Merger are included in the proxy statement/prospectus for CapStar’s special meeting of shareholders, which was filed by Old National with the SEC on January 3, 2024. Information about the directors and officers of Old National and their ownership of Old National’s common stock can be found in Old National’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 30, 2023, and other documents subsequently filed by Old National with the SEC. Information about the directors and officers of CapStar and their ownership of CapStar’s common stock can be found in CapStar’s definitive proxy statement in connection with its 2023 annual meeting of shareholders, as filed with the SEC on March 10, 2023, and other documents subsequently filed by CapStar with the SEC.